  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 25, 1998.

                                                     REGISTRATION NO. 333-55895

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                             AMENDMENT NO. 2
                                      TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------

                            K&G MEN'S CENTER, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                 GEORGIA                               58-1898817
                                          (I.R.S. EMPLOYER IDENTIFICATION NO.)
     (STATE OR OTHER JURISDICTION OF
     INCORPORATION OR ORGANIZATION)

                        1225 CHATTAHOOCHEE AVENUE, N.W.
                            ATLANTA, GEORGIA 30318
                                (404) 351-7987
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                        REGISTRANT'S EXECUTIVE OFFICES)

                                 JOHN C. DANCU
              CHIEF OPERATING OFFICER AND CHIEF FINANCIAL OFFICER
                            K&G MEN'S CENTER, INC.
                        1225 CHATTAHOOCHEE AVENUE, N.W.
                            ATLANTA, GEORGIA 30318
                                (404) 351-7987
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                ---------------

                                WITH A COPY TO:

           B. LYNN WALSH, ESQ.                 JAMES L. SMITH, III, ESQ.
      CHARLES R. MONROE, JR., ESQ.                TROUTMAN SANDERS LLP
            HUNTON & WILLIAMS                NATIONSBANK PLAZA, SUITE 5200
      NATIONSBANK PLAZA, SUITE 4100            600 PEACHTREE STREET, N.E.
       600 PEACHTREE STREET, N.E.             ATLANTA, GEORGIA 30308-2216
       ATLANTA, GEORGIA 30308-2216                   (404) 885-3000
             (404) 888-4000

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement has become effective.

                                ---------------

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                ---------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD, NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR   +
+THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF SUCH       +
+SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                SUBJECT TO COMPLETION, DATED JUNE 25, 1998

                                1,650,000 SHARES

                 [LOGO OF K&G MEN'S CENTER INC. APPEARS HERE]

                                  COMMON STOCK

  Of the 1,650,000 shares of Common Stock offered hereby, 88,263 shares are being offered by the Company and 1,561,737 shares are being offered by the Selling Shareholders. See "Principal and Selling Shareholders." The Company will not receive any proceeds from the sale of shares by the Selling Shareholders.

  The Common Stock is traded on the Nasdaq National Market under the symbol
"MENS." On June   , 1998, the last reported sale price of the Common Stock on
the Nasdaq National Market was $       per share. See "Price Range of Common
Stock."

  SEE "RISK FACTORS" BEGINNING ON PAGE 7 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS OF THE COMMON STOCK OFFERED HEREBY.

                                  -----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
 A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                                                    Proceeds to
                                  Price to Underwriting Proceeds to   Selling
                                   Public  Discount (1) Company (2) Shareholders
--------------------------------------------------------------------------------
Per Share........................   $          $            $           $
Total (3)........................  $          $            $           $
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.
(2) Before deducting estimated offering expenses of $165,000, which will be paid by the Company.
(3) The Selling Shareholders have granted the Underwriters a 30-day option to purchase up to 247,500 additional shares of Common Stock, solely to cover over-allotments, if any. If the Underwriters exercise this option in full,
    the Price to Public will total $   , the Underwriting Discount will total
    $    and the Proceeds to Selling Shareholders will total $   . See
    "Principal and Selling Shareholders" and "Underwriting."

  The shares of Common Stock are offered by the several Underwriters named herein (the "Underwriters") when, as and if delivered to and accepted by the Underwriters and subject to their right to reject any order in whole or in part. It is expected that delivery of the certificates representing the shares will be made against payment therefor at the office of NationsBanc Montgomery Securities LLC on or about June , 1998.

                                  -----------

NationsBanc Montgomery Securities LLC

                         The Robinson-Humphrey Company

                                                             J.C. Bradford & Co.

                                  June  , 1998

                 [COLLAGE OF REPRESENTATIVE STORE PHOTOGRAPHS]


  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE MARKET PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE STABILIZING TRANSACTIONS AND THE PURCHASE OF COMMON STOCK TO COVER SYNDICATE SHORT POSITIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS OR THEIR AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and consolidated financial statements and notes thereto appearing elsewhere in this Prospectus or incorporated by reference herein. Unless otherwise indicated, all of the information in this Prospectus (i) has been adjusted to give effect to two stock splits, each effected in the form of a share dividend, a 262.5-for-one split as of December 4, 1995 and a three-for-two stock split as of April 25, 1997, and (ii) assumes no exercise of the Underwriters' over-allotment option. See "Underwriting." The term "Company," as used herein, includes the operations of K&G Men's Center, Inc., its subsidiaries and certain entities affiliated with the Company by virtue of the Company's ownership of at least 50% of the outstanding stock of each of them. The Company has a 52/53-week fiscal year that ends on the Sunday closest to the end of January of each year. As used herein, "fiscal 1993," "fiscal 1994," "fiscal 1995," "fiscal 1996," "fiscal 1997" and "fiscal 1998" refer to the Company's fiscal years ended January 30, 1994, January 29, 1995, January 28, 1996, February 2, 1997 and February 1, 1998, and the fiscal year ending January 31, 1999, respectively. Certain statements in this Prospectus constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). See "Special Note Regarding Forward-Looking Statements."

                                  THE COMPANY

  K&G Men's Center, Inc. (the "Company" or "K&G") is a rapidly growing superstore retailer of men's apparel and accessories. K&G's stores offer first-quality, current-season men's apparel and accessories comparable in quality to that of traditional department and fine specialty stores, at everyday low prices 30% to 70% below retail prices typically charged by such stores. The Company's merchandising strategy emphasizes broad and deep assortments across all major menswear categories, including tailored clothing, casual sportswear, dress furnishings, footwear and accessories. This dominant merchandise selection, which includes brand name as well as private label merchandise, positions the Company to attract a wide range of menswear customers in each of its markets. In addition, the Company's philosophy of delivering everyday value distinguishes K&G from other retailers that adopt a more promotional pricing strategy.

  The Company's 29 stores operating in 16 states are "destination" stores located primarily in low-cost warehouses and secondary strip shopping centers easily accessible from major highways and thoroughfares. K&G's stores are open for business on Fridays, Saturdays and Sundays only, typically for a total of 24 hours per week. The Company pioneered the weekend strategy in menswear retailing as a means of responding to its customers' shopping habits and creating a sense of urgency to purchase, while facilitating cost control and inventory replenishment. This strategy is an integral element of the Company's retail formula that emphasizes low operating costs, low mark-ups and high inventory turnover to produce attractive store-level economics.

  The Company had net sales of $119.4 million and operating income of $9.9 million for the twelve month period ended May 3, 1998. K&G has experienced a 32% compounded annual sales growth rate and a 44% compounded annual operating income growth rate over the five years ended February 1, 1998. The Company has achieved its strong financial performance through consistent net sales growth, combined with one of the highest operating margins in the industry. The Company's revenue growth has been driven by strong annual comparable store sales increases (five year average of 12.5%) and significant new store openings, including 14 new stores in the last two years. In fiscal 1997, the Company generated one of the highest operating margins (8.5%), the lowest SG&A as a percentage of sales (14.8%), and one of the highest inventory turns (4.1x) in the menswear industry.

  The Company believes that its success is the result of its ability to deliver a unique value proposition to its customers. K&G creates this value by providing a dominant selection of high quality merchandise at lower prices than its competition in a one-stop shopping superstore designed for convenience and ease of shopping. The Company executes its vision through the following strategies:

  Low Cost Operations. K&G's unique weekend-only strategy coincides with the buying patterns of its customers while significantly reducing operating costs. K&G's weekend-only format reduces payroll costs and eliminates the need for a central distribution center, enabling the Company's vendors to drop-ship most merchandise directly to the stores. In addition, K&G is able to reduce its rental obligations by locating its stores in low-cost warehouses and secondary strip center locations. Word-of-mouth publicity, combined with the efficient implementation and management of K&G's advertising program, results in below industry average advertising expenditures. The Company's low-cost structure is the cornerstone of its positioning in the marketplace. The Company passes its operating cost savings to its customers through a lower mark-up of its merchandise, enabling it to provide current-season men's apparel comparable in quality to apparel offered by traditional department and fine specialty stores, but at much lower prices.

  Dominant Selection of First-Quality Merchandise. K&G's abundant merchandise offerings consist of all major categories of men's apparel, including business attire (suits, sportscoats, blazers, dress pants, shirts and ties), casual wear (slacks, shorts, polo-style shirts, sweaters and activewear), formal wear (tuxedos and related furnishings), accessories (underwear, socks, belts, luggage, gloves and scarves), outerwear and footwear. In each merchandise category other than accessories, the Company strives to offer its customers a dominant selection of "good-better-best" merchandise in all sizes, colors, styles and fits to enable customers to make the price/quality decision that best meets their needs. In addition, the Company's information systems enable K&G to identify top selling items, capitalize on opportunistic buys and respond to market trends, thereby ensuring current season, customer-oriented merchandise.

  Everyday Low Prices and Low Mark-Ups. K&G seeks to provide the customer with value by offering quality merchandise at everyday low prices, which are typically 30% to 70% below retail prices charged by traditional department and fine specialty stores. This pricing strategy is designed to drive sales volume and generate high inventory turnover (4.1x in fiscal 1997), and contrasts with the pricing strategy of many department and specialty stores, which significantly mark-up their merchandise and then mark down the merchandise to give customers the perception of value. Typically, the competition's promotional price still exceeds K&G's everyday low price. The Company consistently seeks to obtain the lowest price from its vendors by establishing partnerships, ordering large volumes and not requesting markdown allowances, concessions, or merchandise returns (except for damaged goods). The combination of the Company's vendor strategy and its low cost operation are part of the formula that enables K&G to offer high quality merchandise at prices lower than the competition.

  Destination Superstores. K&G's stores are "destination" superstores located primarily in low-rent, light industrial areas or secondary strip shopping centers easily accessible from major highways and thoroughfares. The Company seeks to make an immediate visual impact on customers entering its stores through its presentation of a dominant selection of first-quality merchandise sorted and clearly marked by category, size, style, color and fit. K&G instills a sense of urgency for the customer to purchase by opening its stores for business only on Friday, Saturday and Sunday, when men typically shop. The Company believes that a high percentage of customers who come to K&G's stores purchase merchandise during their visit.

                              GROWTH AND EXPANSION

  The Company currently has 29 stores in 16 states, 21 of which have been opened since October 1995. The Company plans to open more than 70 new stores over the next five to six years. K&G intends to initially focus its expansion efforts in the top fifty metropolitan markets in the United States and intends to cluster stores in markets to take advantage of advertising and operating efficiencies. The Company does not utilize a distribution center; accordingly, it is not constrained geographically or by the capacity limits of a central facility, which allows management to concentrate on the best real estate opportunities in targeted markets. The Company believes that both the maturing of its young store base and new store openings will drive revenue growth for the

Company. The Company has historically experienced double digit comparable store sales growth for its new stores, primarily as word-of-mouth publicity grows in the markets that it serves.

  The Company's 29 stores are located in Atlanta (3); Baltimore; Boston (2); Charlotte; Cincinnati; Cleveland; Dallas (3); Denver; Houston (2); Indianapolis; Long Island (2); Los Angeles; Minneapolis; Philadelphia (2); Seattle; Washington, D.C. (2); Kansas City, Kansas; Rahway, New Jersey; Fairfield, New Jersey; and Columbus, Ohio. The Company currently intends to open six more stores in fiscal 1998, for a total of ten new stores for the fiscal year.

  The Company's business was founded in Georgia in 1989 and incorporated in Georgia in June 1990. K&G's principal executive offices are located at 1225 Chattahoochee Avenue, N.W., Atlanta, Georgia 30318, and its telephone number is
(404) 351-7987.

                              RECENT DEVELOPMENTS

  First Quarter Results. For the quarter ended May 3, 1998, K&G had record sales of $30.3 million, up 27.7% from $23.7 million for the same quarter of fiscal 1997. The Company had an 8.8% comparable store sales gain in the fiscal quarter ended May 3, 1998 and opened three new stores. The Company's comparable store sales gain in the first quarter of fiscal 1997 was 11.9%.

  Successful New Store Openings. The Company opened three new stores during the first quarter of fiscal 1998. Two of the Company's new stores were in Houston, Texas and were accompanied by a larger opening advertising campaign and a television test, reflecting a new media plan for accelerating customers' awareness of the Company in a market. The Company also added a second store in metropolitan Philadelphia as part of its multiple store strategy in key markets. The Company opened its first store in the Los Angeles market in June 1998 and has signed a lease to open a second store in Denver, Colorado in the fall of 1998. The Company will continue to open new stores in both new and existing markets, but will be increasingly focused on clustering stores in selected markets.

  Additions to Management and Information Systems. The Company has made additional investments in its management and information systems infrastructure for its planned growth. In March 1998, K&G added depth to its management team with the hiring of George ("Skip") Briggs as Vice President of Store Operations. Mr. Briggs brings 29 years of retail experience to help manage the Company's rapidly expanding store base. In addition, the Company recently completed an upgrade of its information systems in the first quarter of fiscal 1998. The Company believes that this improved reporting and upgraded replenishment system will further enhance its ability to anticipate and react to changing consumer demands.

                                  THE OFFERING

Common Stock offered by the
 Company............................        88,263 shares

Common Stock offered by the Selling
 Shareholders.......................     1,561,737 shares


Common Stock to be outstanding
 after the offering.................    10,230,683 shares(1)

Use of proceeds by the Company......    For general corporate purposes, includ-
                                        ing new store expansion and working
                                        capital.

Nasdaq National Market Symbol.......    MENS
--------

(1) Excludes (i) 542,131 shares of Common Stock issuable upon the exercise of outstanding stock options and (ii) 594,960 shares available for grant under the Company's stock option plans.

                SUMMARY FINANCIAL INFORMATION AND OPERATING DATA
          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)

                                                                                            THREE MONTHS
                                                 FISCAL YEAR ENDED                            ENDED (1)
                          ---------------------------------------------------------------- ----------------
                          JANUARY 30,  JANUARY 29,  JANUARY 28,  FEBRUARY 2,  FEBRUARY 1,  MAY 4,   MAY 3,
                              1994         1995         1996         1997         1998      1997     1998
                          ------------ ------------ ------------ ------------ ------------ -------  -------
                                                                                             (UNAUDITED)
INCOME STATEMENT DATA:
Net sales...............    $37,081      $49,801      $60,027      $88,104      $112,795   $23,742  $30,309
Gross profit............      8,229       11,557       14,433       20,760        26,282     5,452    6,881
Operating income........      2,241        3,722        5,138        7,008         9,607     1,660    1,944
Net income..............      1,157        2,298        3,186        4,584         6,383     1,146    1,322
Weighted average common
 shares outstanding
 (000's)................      6,615        7,245        7,875        9,682        10,118    10,105   10,132
Weighted average common
 shares outstanding
 assuming dilution
 (000's)................      6,615        7,245        7,875        9,787        10,211    10,167   10,158
Basic earnings per
 share..................    $  0.17      $  0.32      $  0.40      $  0.47      $   0.63   $  0.11  $  0.13
Diluted earnings per
 share..................    $  0.17      $  0.32      $  0.40      $  0.47      $   0.63   $  0.11  $  0.13
SELECTED OPERATING DATA:
Comparable store sales
 increase (2)...........        7.9%        17.2%        11.9%        12.4%         13.0%     11.9%     8.8%
Stores open at end of
 period.................          7            9           11           17            25        19       28
Total selling square
 footage (3)............     92,227      114,378      151,012      243,402       349,342   268,802  400,822

                                                             AS OF MAY 3, 1998
                                                            --------------------
                                                                         AS
                                                            ACTUAL  ADJUSTED (4)
                                                            ------- ------------
                                                                (UNAUDITED)
BALANCE SHEET DATA (AT PERIOD END):
Working capital............................................ $36,233   $38,169
Total assets...............................................  54,094    56,030
Total debt.................................................     205       205
Shareholders' equity.......................................  40,025    41,961

--------
(1) The business of the Company is seasonal, and results for any period within a fiscal year are not necessarily indicative of the results that may be achieved for a full fiscal year.
(2) New or relocated stores become comparable stores beginning in their fourteenth full month of operation. Fiscal 1996 comparable store sales increase is calculated on the first 52 weeks in fiscal 1996 compared to the 52 weeks in fiscal 1995. Fiscal 1996 was a 53-week period, and comparable store sales based on the 53 weeks of fiscal 1996 compared to the 52 weeks of 1995 were 14.4%. Fiscal 1997 comparable store sales increase was calculated using the comparable 52-week period of fiscal 1997 and 1996. Fiscal 1997 was a 52-week period, and comparable store sales based on the 52 weeks of fiscal 1997 compared to the 53 weeks of fiscal 1996 were 12.0%. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--General."
(3) Total selling square footage excludes administrative, storage, alterations and fitting areas.
(4) As adjusted to give effect to the estimated net proceeds of $1.9 million to the Company from this offering. See "Use of Proceeds."

                                 RISK FACTORS

  In addition to the other information contained or incorporated by reference in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing any of the shares of Common Stock offered hereby. Certain statements in "Risk Factors" constitute "forward-looking statements" within the meaning of the Reform Act. See "Special Note Regarding Forward-Looking Statements."

YOUNG STORE BASE AND LIMITED OPERATING HISTORY

  The Company opened its first store in 1989 and presently operates 29 stores. Of these stores, 21 have been opened since October 1995, and the average age of the Company's existing stores is 32 months. Consequently, the Company has a relatively limited history of opening and operating stores, and has also closed two stores due to those stores' financial underperformance. Moreover, the Company's operating profits have historically been disproportionately generated by stores that have been operating for longer periods of time. Due to these factors, the results achieved to date by the Company's existing store base may not be indicative of the results that may be achieved from a larger number of stores. In addition, should any store be unprofitable or experience a decline in profitability, the effect on the Company's results of operations would be more significant than would be the case if the Company had a larger store base. Although management believes that it has carefully planned for the implementation of its expansion program, there can be no assurance that such plans can be executed as envisioned or that the implementation of those plans will not have an adverse effect on results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operation-- General" and "Business--Growth and Expansion."

EXPANSION AND ITS ANTICIPATED FINANCIAL EFFECT

  The Company intends to continue its rapid store expansion. The Company's future operating results will depend largely upon its ability to identify and secure new store locations, open and operate new stores successfully, and manage a larger business profitably. The success of K&G's planned expansion strategy is dependent upon many factors, including identifying suitable markets and sites for new stores, negotiating leases with acceptable terms, building or refurbishing stores and obtaining site financing. In addition, the Company must be able to continue to hire, train and retain competent managers and store personnel. The failure of the Company to achieve its expansion goals on a timely basis, obtain acceptance in markets in which it currently has limited or no presence, attract and retain qualified management and other personnel, appropriately upgrade its systems and controls or manage operating expenses could adversely affect the Company's future operating results.

  A variety of factors, including store location, store size, the time of year when the store is opened and the level of initial advertising expenditures influence if and when a store becomes profitable. The Company intends to open 10 new stores in fiscal 1998 and 10 to 12 new stores in fiscal 1999. To date, the Company has not opened more than eight stores in any fiscal year and has no operating experience in certain of the markets in which it expects to open new stores. Assuming K&G's planned expansion occurs as anticipated, the Company's store base will include a relatively high proportion of younger stores, which have yet to reach maturity. The Company's more mature stores historically have produced higher sales per square foot and higher operating margins than its younger stores. Accordingly, K&G's planned expansion is expected to produce a decrease in the Company's overall sales per square foot during fiscal 1998 and fiscal 1999. In addition, increases in the level of advertising and other store expenses as a percentage of sales as compared to the Company's more mature stores and pre-opening expenses associated with the opening of new stores may contribute to a decrease in the Company's operating margins. Finally, opening new stores in existing markets may also reduce sales of existing stores in those markets, negatively impacting comparable store sales. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Business--Growth and Expansion."

COMPARABLE STORE SALES

  A variety of factors affect the Company's comparable store sales results, including, among others, economic conditions, the retail sales environment and the Company's ability to execute its business and expansion strategies efficiently. While the Company's comparable store sales have increased each year, there can be no assurance that the Company will continue to generate comparable store sales increases. In addition, there is no assurance that the Company's stores will continue to generate sufficient customer traffic and sales volume. The Company anticipates that opening new stores in existing markets may result in decreases in comparable store sales for existing stores in such markets. Adverse changes in the Company's comparable store sales results could cause the price of the Common Stock to fluctuate significantly.

MERCHANDISE AND MARKET TRENDS

  The Company's success depends in part on its ability to anticipate and respond to changing merchandise trends and consumer demands in a timely manner. Accordingly, any failure by the Company to identify and respond to emerging trends could adversely affect consumer acceptance of K&G's merchandise, which in turn could adversely affect the Company's results of operations. If the Company miscalculates either the market for the merchandise in its stores or its customers' purchasing habits, it may be required to sell a significant amount of inventory at below average mark-ups over the Company's cost, or below cost, which could adversely affect the Company's financial condition and results of operations. Furthermore, as with other retail businesses, the Company's operations may be adversely affected by unfavorable local, regional or national economic developments that result in reduced consumer spending in the markets served by its stores.

  Industry sources indicate that unit sales of men's suits have declined or remained relatively constant over many years. This is primarily attributable to men allocating a lower portion of their disposable income to tailored clothing and to a trend toward more casual dressing in the workplace. However, industry sources indicate a slight increase in unit sales of men's suits over the last year. Men's suit sales accounted for approximately 29.7% of the merchandise sold by the Company in fiscal 1997. If unit sales decline or remain relatively constant, there can be no assurance that the Company will continue to be able to maintain or increase its sales volume or maintain its profitability.

SEASONALITY AND QUARTERLY FLUCTUATIONS

  The Company's business is affected by the seasonal pattern common to most retailers. Historically, its highest net sales and operating income have been experienced during the fourth quarter, which includes the holiday selling season. During fiscal 1997, approximately 35% of the Company's net sales and approximately 49% of its operating income were generated during the fourth quarter. Accordingly, any adverse trend in net sales for such period could have a material adverse effect upon the Company's profitability and could adversely affect the Company's results of operations for the entire year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quarterly Results, Seasonality and Inflation."

  In addition to seasonality, the Company's results of operations may fluctuate from quarter to quarter as a result of the amount and timing of sales contributed by new stores, the advertising and pre-opening expenses associated with the opening of new stores and the integration of new stores into the operations of the Company, as well as other factors.

VENDOR RELATIONSHIPS

  The Company's business is dependent upon its ability to purchase first-quality, current-season, brand name and private label merchandise at competitive prices. A disruption of vendor relationships could adversely affect the Company's business. Although management believes that the Company's relations with its vendors currently are satisfactory and that the Company currently has adequate sources of brand name and private label merchandise, there can be no assurance that the Company will be able to acquire such merchandise, especially on an opportunistic, in-season basis, to the extent it has in the past. As the Company's store base grows, management expects the percentage of opportunistic, in-season purchases made by the Company to decrease. See "Business--Purchasing and Distribution." In addition, many of the Company's vendors import a substantial portion of their merchandise from foreign countries, which subjects the Company to the risks described in "Direct Sourcing of Merchandise" below.

DIRECT SOURCING OF MERCHANDISE

  The Company has recently initiated a direct sourcing program to purchase portions of its tailored clothing directly from manufacturers located in foreign countries and plans to increase its levels of direct sourcing. Although the Company has existing relationships with such manufacturers, the Company has limited experience purchasing merchandise directly from foreign manufacturers. Purchasing from foreign vendors may expose the Company to risks related to merchandise reliability, such as quality, fit and delivery of products. Other risks inherent in foreign sourcing include economic and political instability, transportation delays and interruptions, restrictive actions by foreign governments, the laws and policies of the United States affecting the importation of goods, including duties, quotas and taxes, trade and foreign tax laws, fluctuations in currency exchange rates, and the possibility of boycotts or other actions prompted by domestic concerns regarding foreign labor practices or other conditions beyond the Company's control.

COMPETITION

  The market for menswear is highly fragmented and competitive. The Company faces intense competition for customers and for access to quality merchandise from traditional department stores, specialty retailers and off-price retail chains, including other retailers that have developed their own menswear superstore formats. The expansion of the Company's business has brought it into more direct competition with other superstore or three-day men's retailers. Many of the Company's competitors have greater financial and other resources than the Company, and there can be no assurance that the Company will be able to compete successfully with these competitors in the future. See "Business--Merchandising" and "--Competition."

RELIANCE ON KEY PERSONNEL

  The Company believes that its continued success will depend to a significant extent upon the efforts and abilities of Stephen H. Greenspan, its Chairman, President and Chief Executive Officer. The loss of Mr. Greenspan's services could have a material adverse effect on the Company. The Company's continued success is also dependent upon its ability to attract and retain qualified employees to meet the Company's needs during expansion. See "Management."

YEAR 2000

  The Company has completed a preliminary evaluation of its management information systems to determine their readiness in terms of Year 2000 issues, and has determined that its point-of-sale cash register systems are the only application that will require significant modification in order to be Year 2000 ready. The Company has developed a plan to replace its current registers with a new PC-based register system. The cost to purchase and implement these systems is estimated to total approximately $1.5 million. These registers are scheduled to be fully implemented and operational at all store locations prior to December 31, 1999. Management does not believe that the cost to modify any of K&G's other systems to be Year 2000 ready will be material to the Company's financial condition or results of operations. However, the Company currently does not have any information concerning the Year 2000 readiness of its suppliers or other third parties with which the Company conducts business, and in the event that any of its significant suppliers or other third parties with which the Company conducts business do not successfully and timely achieve Year 2000 readiness, the Company's business or operations could be adversely affected.

IMPACT OF GENERAL ECONOMIC CONDITIONS

  Menswear purchases may be affected by adverse trends in the general economy. The success of the Company's operations depends, to a significant extent, upon a number of factors relating to discretionary consumer spending, including economic conditions affecting disposable consumer income, such as employment, business conditions, interest rates, availability and costs of credit and taxation for the economy as a whole and in regional and local markets where the Company operates. In addition, the Company is dependent upon the continued popularity of its locations as a shopping destination and the ability of the Company to generate customer traffic for its stores, particularly because the Company does not engage in significant media advertising. There can be no assurance that consumer spending will not be adversely affected by general economic conditions or a decrease in store traffic, thereby negatively impacting the Company's results of operations or financial condition.

CONTROL OF THE COMPANY

  Following the completion of this offering, the Company's principal shareholders, executive officers and directors will own 23.9% of the outstanding Common Stock. Accordingly, such shareholders will continue to effectively control the outcome of all matters requiring a vote of shareholders, including the power to elect all of the directors and to take action with respect to any sale of assets, merger or consolidation. See "Principal and Selling Shareholders."


ANTI-TAKEOVER PROVISIONS

  The Company's Articles of Incorporation and Bylaws contain provisions that may discourage other persons from attempting to acquire control of the Company, including, without limitation, a classified Board of Directors and procedural requirements in connection with shareholder proposals or director nominations. In addition, the Company has available for issuance 2,000,000 shares of Preferred Stock, $.01 par value per share, which the Board of Directors of the Company is authorized to issue, in one or more series, without any further action on the part of the shareholders. Each of these provisions could render more difficult or discourage an attempt by a third party to obtain control of the Company. In the event the Company issues a series of Preferred Stock in the future that has preference over the Common Stock with respect to the payment of dividends and upon the Company's liquidation, dissolution or winding up, the rights of the holders of the Common Stock offered hereby could be adversely affected.

SHARES ELIGIBLE FOR FUTURE SALE

  The market price of the Common Stock could be adversely affected by the availability for sale of additional Common Stock owned by the Company's principal shareholders. The Company's principal shareholders, executive officers and directors, who will collectively own approximately 23.9% of the Company's outstanding Common Stock following the offering (21.5% if the Underwriters' over-allotment option is exercised in full), have agreed not to offer, sell or otherwise dispose of such shares for a period of 90 days following the effective date of the Registration Statement of which this Prospectus is a part without the prior written consent of the Underwriters. After the expiration of such 90-day period, such shares may be sold in accordance with Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), or upon registration under the Securities Act without regard to the volume limitations of Rule 144. The sale of a substantial number of such shares could adversely affect the market price of the Common Stock. See "Principal and Selling Shareholders," "Shares Eligible for Future Sale" and "Underwriting."

STOCK PRICE VOLATILITY

  The market price of the Company's Common Stock has risen substantially since the Company's initial public offering in January 1996. The Common Stock is quoted on the Nasdaq National Market, which has experienced and is likely to experience in the future significant price and volume fluctuations, which could adversely affect the market price of the Common Stock without regard to the operating performance of the Company. In addition, management believes that factors such as quarterly fluctuations in the financial results of the Company, the Company's comparable store sales results, announcements by other apparel retailers, the overall economy and the condition of the financial markets could cause the price of the Common Stock to fluctuate substantially.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 88,263 shares of Common Stock offered by the Company hereby are estimated to be $1.9 million after deducting underwriting discounts and estimated offering expenses payable by the Company. The net proceeds to the Company will be used to finance new store expansion and for working capital and other general corporate purposes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Business--Growth and Expansion." The Company will not receive any proceeds from the sale of shares by the Selling Shareholders.

  Pending application of the net proceeds as described above, the Company intends to invest the net proceeds in short-term, interest-bearing, investment-grade securities.

                          PRICE RANGE OF COMMON STOCK

  The Common Stock of the Company has been quoted on the Nasdaq National Market under the symbol "MENS" since the Company consummated its initial public offering in January 1996 at a price of $6.67 per share. Prior to that time, there was no public market for the Common Stock. The following table sets forth the actual high and low closing sale prices per share for the Company's Common Stock for the periods indicated as reported by the Nasdaq National Market.


                                                                  HIGH    LOW
                                                                 ------- ------
   FISCAL 1995
   Fourth Quarter............................................... $ 7.17  $ 7.00
   FISCAL 1996
   First Quarter................................................ $12.83  $ 7.25
   Second Quarter...............................................  14.83   10.33
   Third Quarter................................................  17.00   13.17
   Fourth Quarter...............................................  18.50   14.83
   FISCAL 1997
   First Quarter................................................ $20.00  $16.25
   Second Quarter...............................................  22.88   15.00
   Third Quarter................................................  23.00   18.75
   Fourth Quarter...............................................  21.00   18.38
   FISCAL 1998
   First Quarter................................................ $25.00  $18.00
   Second Quarter through June   , 1998.........................    --      --


  On June   , 1998, the closing sales price of the Company's Common Stock was
$       per share. As of April 13, 1998, there were 52 holders of record of the Company's Common Stock. This number does not include beneficial owners of the Common Stock whose shares are held in the names of various dealers, clearing agencies, banks, brokers and other fiduciaries.

                                DIVIDEND POLICY

  The Company currently intends to retain all future earnings after consummation of this offering for use in the expansion and operation of its business. The Company does not anticipate paying dividends on its Common Stock in the foreseeable future. The payment of future dividends will be at the sole discretion of the Company's Board of Directors and will depend on, among other things, future earnings, capital requirements, the general financial condition of the Company and general business conditions. In addition, the payment of dividends by the Company and its subsidiaries is substantially limited by restrictive covenants in K&G's bank credit agreement.

                                CAPITALIZATION

  The following table sets forth the total capitalization of the Company (i) as of May 3, 1998, and (ii) as adjusted to reflect the sale of 88,263 shares of Common Stock by the Company at an assumed public offering price of $25.125 per share, after deducting the underwriting discount and estimated offering expenses payable by the Company, and the application of the net proceeds therefrom as described under "Use of Proceeds." The table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and Notes thereto incorporated by reference in this Prospectus.

                                                              AS OF MAY 3, 1998
                                                              ------------------
                                                                 (UNAUDITED)
                                                                          AS
                                                               ACTUAL  ADJUSTED
                                                              -------- ---------
                                                                (IN THOUSANDS)
Notes payable to related parties(1).......................... $    205 $    205
                                                              -------- --------
Minority interest............................................      413      413
                                                              -------- --------
Shareholders' equity:
  Preferred Stock, $.01 par value; 2,000,000 shares
   authorized and unissued...................................      --       --
  Common Stock, $.01 par value; 20,000,000 shares authorized;
   10,142,420 shares issued and outstanding; 10,230,683
   shares issued and outstanding, as adjusted(2).............      102      103
  Additional paid-in capital.................................   26,067   28,002
  Retained earnings..........................................   13,856   13,856
                                                              -------- --------
    Total shareholders' equity...............................   40,025   41,961
                                                              -------- --------
      Total capitalization................................... $ 40,643 $ 42,579
                                                              ======== ========

--------
(1) Notes payable to related parties consist of the investments made by two minority shareholders in the Company's operations in Cincinnati and Indianapolis.

(2) Excludes (i) 542,131 shares of Common Stock issuable upon the exercise of outstanding stock options and (ii) 338,710 shares available for grant under the Company's stock option plans. On June 5, 1998, the shareholders of the Company approved (i) an amendment to the Company's Amended and Restated Articles of Incorporation increasing the number of shares of Common Stock that the Company is authorized to issue from 20,000,000 to 40,000,000 and (ii) an amendment to the Company's 1995 Stock Option Plan for Employees, increasing the total number of shares of Common Stock reserved for issuance under such plan from 843,750 to 1,100,000.

                     SELECTED CONSOLIDATED FINANCIAL DATA
          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)

  The following table sets forth for the periods indicated selected financial data for the Company. The selected consolidated financial data below should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere or incorporated by reference in this Prospectus. The statement of operations and balance sheet data presented below for the fiscal years 1993, 1994, 1995, 1996 and 1997, and as of the end of those fiscal years have been derived from the Company's Consolidated Financial Statements, which have been audited by Arthur Andersen LLP, the Company's independent public accountants. The statement of operations data and balance sheet data for the three months ended May 4, 1997 and May 3, 1998 are derived from unaudited financial statements of the Company incorporated by reference in this Prospectus and include all adjustments (consisting only of normal recurring accruals) that management considers necessary for a fair presentation of the financial position and results of operations of the Company as of such time and for such periods. The results of operations for the three months ended May 3, 1998 are not necessarily indicative of the results that may be achieved for the full fiscal year.

                                                                                       THREE MONTHS
                                               FISCAL YEAR ENDED                         ENDED(1)
                          ----------------------------------------------------------- ----------------
                          JANUARY 30, JANUARY 29, JANUARY 28, FEBRUARY 2, FEBRUARY 1, MAY 4,   MAY 3,
                             1994        1995        1996        1997        1998      1997     1998
                          ----------- ----------- ----------- ----------- ----------- -------  -------
                                                                                        (UNAUDITED)
INCOME STATEMENT DATA:
Net sales...............    $37,081     $49,801     $60,027     $88,104    $112,795   $23,742  $30,309
Cost of sales, including
 occupancy costs........     28,852      38,244      45,594      67,344      86,513    18,290   23,428
                            -------     -------     -------     -------    --------   -------  -------
Gross profit............      8,229      11,557      14,433      20,760      26,282     5,452    6,881
Selling, general and
 administrative
 expenses...............      5,988       7,835       9,295      13,752      16,675     3,792    4,937
                            -------     -------     -------     -------    --------   -------  -------
Operating income........      2,241       3,722       5,138       7,008       9,607     1,660    1,944
Other income (expense):
 Interest expense.......        (75)       (159)        (55)        (43)        (29)       (9)      (9)
 Other income, net......         39         235         220         735       1,166       292      306
                            -------     -------     -------     -------    --------   -------  -------
Income before income
 taxes and minority
 interest in (earnings)
 loss of affiliates.....      2,205       3,798       5,303       7,700      10,744     1,943    2,241
Provision for income
 taxes..................        845       1,532       2,079       2,991       4,189       762      879
                            -------     -------     -------     -------    --------   -------  -------
Income before minority
 interest in (earnings)
 loss of affiliates(2)..      1,360       2,266       3,224       4,709       6,555     1,181    1,362
Minority interest in
 (earnings) loss of
 affiliates(2)..........       (203)         32         (38)       (125)       (172)      (35)     (40)
                            -------     -------     -------     -------    --------   -------  -------
Net income..............    $ 1,157     $ 2,298     $ 3,186     $ 4,584    $  6,383   $ 1,146  $ 1,322
                            =======     =======     =======     =======    ========   =======  =======
Basic earnings per
 share..................    $  0.17     $  0.32     $  0.40     $  0.47    $   0.63   $  0.11  $  0.13
                            =======     =======     =======     =======    ========   =======  =======
Diluted earnings per
 share..................    $  0.17     $  0.32     $  0.40     $  0.47    $   0.63   $  0.11  $  0.13
                            =======     =======     =======     =======    ========   =======  =======
Weighted average common
 shares outstanding
 (000's)................      6,615       7,245       7,875       9,682      10,118    10,105   10,132
Weighted average common
 shares outstanding
 assuming dilution
 (000's)................      6,615       7,245       7,875       9,787      10,211    10,167   10,158
SELECTED OPERATING DATA:
Comparable store sales
 increase(3)............        7.9%       17.2%       11.9%       12.4%       13.0%     11.9%     8.8%
Stores open at end of
 period.................          7           9          11          17          25        19       28
Total selling square
 footage(4).............     92,227     114,378     151,012     243,402     349,342   268,802  400,822
BALANCE SHEET DATA (AT
 PERIOD END):
Working capital.........    $ 3,194     $ 5,601     $ 7,813     $29,305    $ 35,025   $30,465  $36,233
Total assets............      8,995      12,464      17,203      42,384      47,931    44,789   54,094
Total debt..............        448         895         205         205         205       205      205
Shareholders' equity....      2,817       6,188       2,643      31,280      37,817    32,487   40,025

--------
(1) The business of the Company is seasonal, and results for any period within a fiscal year are not necessarily indicative of the results that may be achieved for a full fiscal year.
(2) Represents the minority interest in (earnings) loss of certain affiliates included in the Consolidated Financial Statements. Such affiliates are at least 50% owned entities, and the relationship between K&G and these entities is, in substance, a parent-subsidiary relationship.
(3) New or relocated stores become comparable stores beginning in their fourteenth full month of operation. Fiscal 1996 comparable store sales increase is calculated on the first 52 weeks in fiscal 1996 compared to the 52 weeks in fiscal 1995. Fiscal 1996 was a 53-week period, and comparable store sales based on the 53 weeks of fiscal 1996 compared to the 52 weeks of 1995 were 14.4%. Fiscal 1997 comparable store sales increase was calculated using the comparable 52-week period of fiscal 1997 and 1996. Fiscal 1997 was a 52-week period, and comparable store sales based on the 52 weeks of fiscal 1997 compared to the 53 weeks of fiscal 1996 were 12.0%. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--General."
(4) Total selling square footage excludes administrative, storage, alterations and fitting areas.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

  The following discussion should be read in conjunction with the "Selected Consolidated Financial Data" and the Financial Statements and Notes thereto of the Company incorporated herein by reference. Certain statements in "Management's Discussion and Analysis of Financial Condition and Results of Operations" constitute forward-looking statements within the meaning of the Reform Act. See "Special Note Regarding Forward-Looking Statements."

GENERAL

  The Company is a rapidly growing superstore retailer of men's apparel and accessories. Since October 1995, the Company has opened 21 stores, increasing its store base by more than 260% to 29 locations. The 21 stores included two stores each in the Boston; Philadelphia; Long Island; Houston and Washington, D.C. areas and stores in Atlanta; Baltimore; Cleveland; Los Angeles; Minneapolis; Seattle; Dallas/Ft. Worth; Charlotte; Kansas City, Kansas; Fairfield, New Jersey and Columbus, Ohio. The Company currently intends to open six more stores in fiscal year 1998, for a total of 10 new stores for the fiscal year.

  The Company has experienced a 47% compounded annual growth rate in net sales since 1991, with comparable store sales increases every year since inception. Management believes that a significant portion of the Company's comparable store sales increases are due to word-of-mouth publicity provided by its customers, which is supported by local advertising. The following table sets forth certain operating statistics for the Company since fiscal 1991 (dollars in thousands):

                                                  FISCAL YEAR
                            --------------------------------------------------------------------
                             1991     1992     1993        1994     1995     1996         1997
                            -------  -------  -------     -------  -------  -------     --------
   Net sales............... $16,568  $29,712  $37,081     $49,801  $60,027  $88,104     $112,795
   Comparable store sales
    increase...............    53.3%    37.1%     7.9%(1)    17.2%    11.9%    12.4%(2)     13.0%(3)
   Number of stores at end
    of period..............       4        5        7           9       11       17           25

--------
(1) In fiscal 1993, the Company opened a second store in Atlanta, which had the effect of reducing comparable store sales growth at K&G's original Atlanta store.
(2) Fiscal 1996 comparable store sales increase is calculated on the first 52 weeks in fiscal 1996 compared to the 52 weeks in fiscal 1995. Fiscal 1996 was a 53-week period, and comparable store sales based on the 53 weeks of fiscal 1996 compared to the 52 weeks of 1995 were 14.4%.
(3) Fiscal 1997 comparable store sales increase is calculated using the comparable 52-week period of fiscal 1997 and 1996. Fiscal 1997 was a 52-week period, and comparable store sales based on the 52 weeks of fiscal 1997 compared to the 53 weeks of fiscal 1996 were 12.0%.

  As the Company expands, it will continue its strategy of offering everyday low prices, which results in the Company having a lower gross margin and a higher inventory turnover than many of its competitors. K&G also plans to maintain its position as a low-cost provider of men's apparel through continued control of store and corporate expenses. The Company intends to open 10 new stores in fiscal 1998, and 10 to 12 new stores in fiscal 1999. Given the Company's expansion, the Company's store base will include a relatively high proportion of younger stores, which have yet to reach maturity. The Company's more mature stores historically have produced higher sales per square foot and higher operating margins than its younger stores. K&G's planned expansion is expected to produce a decrease in the Company's overall sales per square foot. Increases in the level of advertising and pre-opening expenses associated with the opening of new stores may also contribute to a decrease in the Company's operating margins. Finally, opening new stores in existing markets may also reduce sales of existing stores in those markets.

RESULTS OF OPERATIONS

  The following table sets forth, for the periods indicated, statement of operations data expressed as a percentage of net sales:

                                       FISCAL YEAR       THREE MONTHS ENDED
                                    -------------------  ------------------
                                                          MAY 4,      MAY 3,
                                    1995   1996   1997     1997        1998
                                    -----  -----  -----  ---------   ---------
Net sales.........................  100.0% 100.0% 100.0%     100.0%      100.0%
Cost of sales, including occupancy
 costs............................   76.0   76.4   76.7       77.0        77.3
                                    -----  -----  -----  ---------   ---------
Gross profit......................   24.0   23.6   23.3       23.0        22.7
Selling, general and
 administrative expenses..........   15.5   15.6   14.8       16.0        16.3
                                    -----  -----  -----  ---------   ---------
Operating income..................    8.5    8.0    8.5        7.0         6.4
Other income (expense):
  Interest expense................   (0.1)  (0.1)   --         --          --
  Other income, net...............    0.4    0.8    1.0        1.2         1.0
                                    -----  -----  -----  ---------   ---------
Income before income taxes and
 minority interest in earnings of
 affiliates.......................    8.8    8.7    9.5        8.2         7.4
Provision for income taxes........    3.4    3.4    3.7        3.2         2.9
                                    -----  -----  -----  ---------   ---------
Income before minority interest in
 earnings of affiliates...........    5.4    5.3    5.8        5.0         4.5
Minority interest in earnings of
 affiliates.......................   (0.1)  (0.1)  (0.1)      (0.2)       (0.1)
                                    -----  -----  -----  ---------   ---------
Net income........................    5.3%   5.2%   5.7%       4.8%        4.4%
                                    =====  =====  =====  =========   =========

THREE MONTHS ENDED MAY 3, 1998 AND MAY 4, 1997

  Net sales of $30.3 million for the three months ended May 3, 1998 represent an increase of $6.6 million or 27.7% over net sales of $23.7 million for the three months ended May 4, 1997. On a comparable store basis, net sales increased 8.8% for the three months ended May 3, 1998, compared to 11.9% for the three months ended May 4, 1997. The increase in net sales is a result of the Company's strong comparable stores sales and the opening of three new stores during the three months ended May 3, 1998 and store openings that occurred in fiscal 1997. One of the new stores was opened in Philadelphia in March 1998 and the other two stores were opened in Houston in April 1998.

  Gross profit increased $1.4 million or 26.2% to $6.9 million for the three months ended May 3, 1998. Gross profit as a percentage of sales decreased to 22.7% for the three months ended May 3, 1998 from 23.0% for the three months ended May 4, 1997. The decrease in gross profit, as a percentage of net sales, is mainly due to the Company's new stores having higher occupancy costs as a percentage of net sales.

  Selling, general and administrative expenses increased $1.1 million or 30.2% to $4.9 million for the three months ended May 3, 1998. Selling, general and administrative expenses as a percentage of net sales increased to 16.3% for the three months ended May 3, 1998 from 16.0% for the three months ended May 4, 1997. The increase in selling, general and administrative as a percentage of net sales is due to increased advertising cost as a percentage of net sales due to new store openings partially offset by a decrease in payroll cost as a percentage of net sales. In addition, store opening costs were higher as a percentage of net sales as the Company opened three stores in the three months ended May 3, 1998 compared to two stores in the three months ended May 4, 1997. Store opening costs are expensed in the quarter in which the store is opened.

  Operating income increased to $1.9 million for the three months ended May 3, 1998 compared to $1.7 for the three months ended May 4, 1997. Operating income as a percentage of net sales decreased to 6.4% for the three months ended May 3, 1998 from 7.0% for the three months ended May 4, 1997.

  The factors discussed above resulted in an increase in net income to $1.3 million for the three months ended May 3, 1998 from $1.1 million for the three months ended May 4, 1997.

FISCAL 1997 COMPARED TO FISCAL 1996

  Net sales of $112.8 million in fiscal 1997 represents an increase of $24.7 million, or 28.0%, over net sales of $88.1 million in fiscal 1996. On a comparable store basis, (computed using the comparable 52-week periods of fiscal years 1997 and 1996) sales increased 13.0% for fiscal 1997, compared to 12.4% for fiscal 1996. Fiscal year 1997 was a 52-week period and fiscal year 1996 was a 53-week period. The increase in sales is the result of the Company's strong comparable store sales, and the opening of eight new stores during fiscal 1997, partially offset by the 53rd-week of sales included in 1996. In fiscal 1997, the Company opened stores in five new markets:
Charlotte, North Carolina; Minneapolis, Minnesota; Cleveland, Ohio; Seattle, Washington; and Cherry Hill, New Jersey, a suburb of metropolitan Philadelphia. The Company added three other stores in existing markets:
Fairfield, New Jersey; the Northern New Jersey market; Arlington, Texas; the Dallas/Ft. Worth market and Queens, New York, the Long Island, New York market.

  Gross profit increased $5.5 million, or 26.6%, to $26.3 million in fiscal 1997. Gross profit as a percentage of sales decreased to 23.3% in fiscal 1997 from 23.6% in fiscal 1996. The decrease in gross margin as a percentage of sales is primarily due to the Company's new stores having a higher occupancy cost as a percentage of sales and a lower initial gross margin.

  Selling, general and administrative expenses increased $2.9 million or 21.3%, to $16.7 million in fiscal 1997. Selling, general and administrative expenses as a percentage of sales decreased to 14.8% in fiscal 1997 from 15.6% in fiscal 1996. The decrease in selling, general and administrative expenses as a percentage of sales is attributable to lower levels of advertising and payroll as a percentage of sales.

  Operating income increased to $9.6 million in fiscal 1997 compared to $7.0 million in fiscal 1996, a 37.1% increase. Operating income as a percentage if sales increased to 8.5% in fiscal 1997 from 8.0% in fiscal 1996.

  Other income, net was $1.2 million in fiscal year 1997 compared to $735,000 in fiscal 1996. The increase was due to a higher level of cash investments during fiscal 1997 due to a higher level of yearly average cash balances.

  The factors discussed above resulted in an increase in net income of $1.8 million, or 39.3%, to $6.4 million for fiscal 1997, from $4.6 million in fiscal 1996. Net income as a percentage of sales equaled 5.7% in fiscal 1997, compared to 5.2% in fiscal 1996.

FISCAL 1996 COMPARED TO FISCAL 1995

  Net sales of $88.1 million in fiscal 1996 represented an increase of $28.1 million, or 46.8%, over net sales of $60.0 million in fiscal 1995. On a comparable store basis, sales increased 12.4% for fiscal 1996, compared to 11.9% for fiscal 1995. Fiscal 1996 was a 53-week period compared to fiscal 1995, which was a 52-week period. The increase in net sales is a result of the comparable store growth and the opening of six new stores during fiscal 1996. In March 1996, the Company opened a third store in Atlanta, Georgia and stores in Baltimore, Maryland and Long Island, New York. In September 1996, two stores were opened in the Washington, D.C. area, and the sixth new store of the year was opened in Columbus, Ohio in November 1996. In addition, in February 1996, the Company moved its first store in Atlanta across the street from its original location, thereby expanding its selling square footage from the original store by approximately 30%.

  Gross profit increased $6.3 million, or 43.8%, to $20.8 million in fiscal 1996. Gross profit as a percentage of sales decreased to 23.6% in fiscal 1996 from 24.0% in fiscal 1995. The decrease in gross margin is due to the new stores having a higher occupancy cost as a percentage of sales, and the Company lowering its mark-up on specific goods in order to lower the selling prices and enhance its competitive position.

  Selling, general and administrative expenses increased $4.5 million, or 48.0%, to $13.8 million in fiscal 1996. Selling, general and administrative expenses as a percentage of net sales increased to 15.6% in fiscal 1996 from 15.5% in fiscal 1995. Advertising expenditures for the Company increased to $3.5 million for fiscal 1996, or 3.9% of net sales, from $2.0 million for fiscal 1995, or 3.3% of net sales. The increased advertising costs were offset by declining payroll costs as a percentage of sales and declining store operating costs as a percentage of sales.

  Operating income increased to $7.0 million in fiscal 1996 compared to $5.1 million in fiscal 1995. Operating income as a percentage of net sales decreased to 8.0% in fiscal 1996 from 8.5% in fiscal 1995.

  Other income, net was $735,000 in fiscal 1996 compared to $220,000 in fiscal 1995. The increase was due to a higher level of cash investments during fiscal 1996 due to higher cash balances from the proceeds of the Company's equity offerings.

  The factors discussed above resulted in net income applicable to Common Stock of $4.6 million in fiscal 1996 compared to $3.2 million in fiscal 1995, a 43.9% increase.

QUARTERLY RESULTS, SEASONALITY AND INFLATION

  The Company's business is seasonal in nature with the fourth quarter, which includes the holiday selling season, accounting for the largest percentage of the Company's net sales volume and operating profitability in any given year. During fiscal 1997, the fourth quarter accounted for approximately 35% of the Company's net sales and approximately 49% of the Company's operating income. Because of the seasonality of the Company's business, results for any quarter are not necessarily indicative of the results that may be achieved for the full year. In addition, quarterly results of operations are affected by the timing and amount of sales and costs associated with the opening of new stores.

  The following table sets forth certain items in the Company's consolidated statements of operations for each of the last twelve quarters. In the opinion of management, the unaudited financial statements from which these data have been derived include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information set forth therein (dollars in thousands).

                                       MAY 3,
                                        1998
                                       -------
   FISCAL 1998:
   Net Sales.......................... $30,309
   Gross Profit.......................   6,881
   Operating Income...................   1,944
   Net Income.........................   1,322
                                       MAY 4,  AUGUST 3, NOVEMBER 2, FEBRUARY 1,
                                        1997     1997       1997        1998
                                       ------- --------- ----------- -----------
   FISCAL 1997:
   Net Sales.......................... $23,742  $23,542    $25,981     $39,530
   Gross Profit.......................   5,452    5,337      5,929       9,564
   Operating Income...................   1,660    1,553      1,726       4,668
   Net Income.........................   1,146    1,086      1,167       2,984

                                      APRIL 28, JULY 28, OCTOBER 27, FEBRUARY 2,
                                        1996      1996      1996        1997
                                      --------- -------- ----------- -----------
   FISCAL 1996:
   Net Sales.........................  $17,528  $18,217    $19,723     $32,636
   Gross Profit......................    4,123    4,153      4,604       7,880
   Operating Income..................    1,120    1,052      1,322       3,514
   Net Income........................      769      720        869       2,226

                                      APRIL 30, JULY 30, OCTOBER 29, JANUARY 28,
                                        1995      1995      1995        1996
                                      --------- -------- ----------- -----------
   FISCAL 1995:
   Net Sales.........................  $12,437  $12,666    $12,717     $22,207
   Gross Profit......................    3,012    2,919      3,077       5,425
   Operating Income..................    1,125      789        990       2,234
   Net Income........................      695      494        631       1,366

  Inflation can affect the costs incurred by the Company in the purchase of its merchandise, the leasing of its stores and certain components of its selling, general and administrative expenses. To date, inflation has not adversely affected the Company's business, although there can be no assurance that inflation will not have a material adverse effect in the future.

LIQUIDITY AND CAPITAL RESOURCES

  The Company has historically funded its working capital and capital expenditure requirements from proceeds from the sale of equity securities, net cash provided by operating activities and through borrowings from related parties and under its bank credit facilities. The Company had working capital of $7.8 million, $29.3 million, $35.0 million and $36.2 million at the end of fiscal 1995, 1996, 1997 and at May 3, 1998, respectively. The principal use of working capital is to purchase inventory. The Company had $19.1 million in cash and marketable securities as of May 3, 1998.

  The Company's capital expenditures totaled $885,000, $1,128,000, $1,261,000 and $1,180,000 in fiscal 1995, fiscal 1996, fiscal 1997, and for the three months ended May 3, 1998, respectively. These capital expenditures were primarily used to open new stores and upgrade the Company's management information systems. In fiscal 1994, the Company incurred indebtedness of $560,000 to certain parties in connection with the opening of new stores. Most of this indebtedness was incurred in the first nine months of fiscal 1994. As ofMay 3, 1998, $205,000 of this amount remained outstanding.

  The Company currently has a bank credit facility, which expires June 30, 2000, and permits borrowings of up to $5.0 million. The interest rate on this facility is the prime rate less 1% or LIBOR plus 1.5% per annum, at the option of the Company. As of May 3, 1998, K&G had no debt outstanding on this facility.

  In May 1995, the Company raised gross proceeds of $6.5 million through the sale of Redeemable Common Stock, Series B, primarily to institutional investors. The Redeemable Common Stock, Series B, had a 5% annual dividend and automatically converted into Common Stock on a one-for-one basis upon consummation of the Company's initial public offering. The proceeds of this transaction were used to redeem shares of Common Stock, Series A, from K&G's existing shareholders.

  The Company's primary capital requirements are for the opening of new stores. The Company estimates that the total cash required to open a 15,000 to 20,000 square foot prototype store, including inventory, store fixtures and equipment, leasehold improvements, other net working capital and pre-opening costs (primarily stocking and training), typically ranges from $625,000 to $900,000 depending on landlord assistance and vendor financing. The Company intends to open 10 new stores in fiscal 1998 and 10 to 12 new stores in fiscal 1999. In addition, the Company will spend approximately $1.5 million on its point-of-sale and management information systems over the next year. The Company believes that the proceeds from its securities offerings, internally generated funds, existing cash balances and its bank credit facility will be adequate to fund its anticipated needs for the foreseeable future.

  The Company has completed a preliminary evaluation of its management information systems to determine their readiness in terms of Year 2000 issues, and has determined that its point-of-sale cash register systems are the only application that will require significant modification in order to be Year 2000 ready. The Company has developed a plan to replace its current registers with a new PC-based register system. The cost to purchase and implement these systems is estimated to total approximately $1.5 million. These registers are scheduled to be fully implemented and operational at all store locations prior to December 31, 1999. Management does not believe that the cost to modify any of K&G's other systems to be Year 2000 ready will be material to the Company's financial condition or results of operations. However, the Company currently does not have any information concerning the Year 2000 readiness of its suppliers or other third parties with which the Company conducts business, and in the event that any of its significant suppliers or other third parties with which the Company conducts business do not successfully and timely achieve Year 2000 readiness, the Company's business or operations could be adversely affected.

                                   BUSINESS

OVERVIEW

  The Company is a rapidly growing superstore retailer of men's apparel and accessories. K&G's stores offer first-quality, current-season men's apparel and accessories comparable in quality to that of traditional department and fine specialty stores, at everyday low prices 30% to 70% below retail prices typically charged by such stores. The Company's merchandising strategy emphasizes broad and deep assortments across all major menswear categories, including tailored clothing, casual sportswear, dress furnishings, footwear and accessories. This dominant merchandise selection, which includes brand name as well as private label merchandise, positions the Company to attract a wide range of menswear customers in each of its markets. In addition, the Company's philosophy of delivering everyday value distinguishes K&G from other retailers that adopt a more promotional pricing strategy.

  The Company's 29 stores operating in 16 states are "destination" stores located primarily in low-cost warehouses and secondary strip shopping centers easily accessible from major highways and thoroughfares. K&G's stores are open for business on Fridays, Saturdays and Sundays only, typically for a total of 24 hours per week. The Company pioneered the weekend strategy in menswear retailing as a means of responding to its customers' shopping habits and creating a sense of urgency to purchase, while facilitating cost control and inventory replenishment. This strategy is an integral element of the Company's retail formula that emphasizes low operating costs, low mark-ups and high inventory turnover to produce attractive store-level economics.

  The Company had net sales of $119.4 million and operating income of $9.9 million for the twelve month period ended May 3, 1998. K&G has experienced a 32% compounded annual sales growth rate and a 44% compounded annual operating income growth rate over the five years ended February 1, 1998. The Company has achieved its strong financial performance through consistent net sales growth, combined with one of the highest operating margins in the industry. The Company's revenue growth has been driven by strong annual comparable store sales increases (five year average of 12.5%) and significant new store openings, including 14 new stores in the last two years. In fiscal 1997, the Company generated one of the highest operating margins (8.5%), the lowest SG&A as a percentage of sales (14.8%), and one of the highest inventory turns (4.1x) in the menswear industry.

  The Company's stores are operated under the tradenames K&G Men's Center, K&G MenSmart, T&C Men's Center, T&C MenSmart and MenSmart.

BUSINESS STRATEGY

  The Company believes that its success is the result of its ability to deliver a unique value proposition to its customers. K&G creates this value by providing a dominant selection of high quality merchandise at lower prices than its competition in a one-stop shopping superstore designed for convenience and ease of shopping. The Company executes its vision through the following strategies:

  Low Cost Operations. K&G's unique weekend-only strategy coincides with the buying patterns of its customers while significantly reducing operating costs. K&G's weekend-only format reduces payroll costs and eliminates the need for a central distribution center, enabling the Company's vendors to drop-ship most merchandise directly to the stores. In addition, K&G is able to reduce its rental obligations by locating its stores in low-cost warehouses and secondary strip center locations. Word-of-mouth publicity, combined with the efficient implementation and management of K&G's advertising program, results in below industry average advertising expenditures. The Company's low-cost structure is the cornerstone of its positioning in the marketplace. The Company passes its operating cost savings to its customers through a lower mark-up of its merchandise, enabling it to provide current-season men's apparel comparable in quality to apparel offered by traditional department and fine specialty stores, but at much lower prices.

  Dominant Selection of First-Quality Merchandise. K&G's abundant merchandise offerings consist of all major categories of men's apparel, including business attire (suits, sportscoats, blazers, dress pants, shirts and ties), casual wear (slacks, shorts, polo-style shirts, sweaters and activewear), formal wear (tuxedos and related furnishings), accessories (underwear, socks, belts, luggage, gloves and scarves), outerwear and footwear. In each merchandise category other than accessories, the Company strives to offer its customers a dominant selection of "good-better-best" merchandise in all sizes, colors, styles and fits to enable customers to make the price/quality decision that best meets their needs. In addition, the Company's information systems enable K&G to identify top selling items, capitalize on opportunistic buys and respond to market trends, thereby ensuring current season, customer-oriented merchandise.

  Everyday Low Prices and Low Mark-Ups. K&G seeks to provide the customer with value by offering quality merchandise at everyday low prices, which are typically 30% to 70% below retail prices charged by traditional department and fine specialty stores. This pricing strategy is designed to drive sales volume and generate high inventory turnover (4.1x in fiscal 1997), and contrasts with the pricing strategy of many department and specialty stores, which significantly mark-up their merchandise and then mark down the merchandise to give customers the perception of value. Typically, the competition's promotional price still exceeds K&G's everyday low price. The Company consistently seeks to obtain the lowest price from its vendors by establishing partnerships, ordering large volumes and not requesting markdown allowances, concessions, or merchandise returns (except for damaged goods). The combination of the Company's vendor strategy and its low cost operation are part of the formula that enables K&G to offer high quality merchandise at prices lower than the competition.

  Destination Superstores. K&G's stores are "destination" superstores located primarily in low-rent, light industrial areas or secondary strip shopping centers easily accessible from major highways and thoroughfares. The Company seeks to make an immediate visual impact on customers entering its stores through its presentation of a dominant selection of first-quality merchandise sorted and clearly marked by category, size, style, color and fit. K&G instills a sense of urgency for the customer to purchase by opening its stores for business only on Friday, Saturday and Sunday, when men typically shop. The Company believes that a high percentage of customers who come to K&G's stores purchase merchandise during their visit.

GROWTH AND EXPANSION

  The Company currently has 29 stores in 16 states, 21 of which have been opened since October 1995. The Company plans to open more than 70 new stores over the next five to six years. K&G intends to initially focus its expansion efforts in the top fifty metropolitan markets in the United States and intends to cluster stores in markets to take advantage of advertising and operating efficiencies. The Company does not utilize a distribution center; accordingly, it is not constrained geographically or by the capacity limits of a central facility, which allows management to concentrate on the best real estate opportunities in targeted markets. The Company believes that both the maturing of its young store base and new store openings will drive revenue growth for the Company. The Company has historically experienced double digit comparable store sales growth for its new stores, primarily as word-of-mouth publicity grows in the markets that it serves.

  The Company's 29 stores are located in Atlanta (3); Baltimore; Boston (2); Charlotte; Cincinnati; Cleveland; Dallas (3); Denver; Houston (2); Indianapolis; Long Island (2); Los Angeles; Minneapolis; Philadelphia (2); Seattle; Washington, D.C. (2); Kansas City, Kansas; Rahway, New Jersey; Fairfield, New Jersey; and Columbus, Ohio. The Company currently intends to open six more stores in fiscal 1998, for a total of ten new stores for the fiscal year.

  In establishing new stores, the Company leases space in warehouses or strip shopping centers. The Company estimates that the total cash required to open a prototypical new store, including inventory, store fixtures and equipment, leasehold improvements, other net working capital and pre-opening costs (primarily stocking and training), typically ranges from $625,000 to $900,000 depending on store size, the required level of leasehold improvements, landlord assistance and vendor financing. Over the past three fiscal years and the first quarter of fiscal 1998, the Company has expended approximately $4.5 million in aggregate capital expenditures for leasehold improvements, furniture, fixtures and equipment (including in-store data processing equipment and software) for its 29 stores presently operating.

  The following map sets forth the locations of the Company's 29 stores in June 1998:

           [Map of United States displaying the Company's 29 stores.]

MERCHANDISING

  Merchandise Categories. The Company's merchandise strategy targets value-oriented customers who would typically shop at traditional department and fine specialty stores. K&G's merchandise assortment features a "good-better-best" selection in all categories of men's apparel, including business attire (suits, sportcoats, blazers, dress pants, shirts and ties), casual wear (slacks, shorts, polo-style shirts, sweaters and activewear), formal wear (tuxedos and related furnishings), accessories (underwear, socks, belts, luggage, gloves and scarves), outerwear and footwear. Branded merchandise is complemented by a private label program, which enhances the Company's presentation of current trends and provides key items in a wide variety of sizes, colors, styles and fits. In addition, the Company tailors its merchandise mix to reflect regional factors such as weather and fashion preferences. Although low prices are an important element of the Company's strategy, management believes that K&G differentiates itself from typical off-price retailers by offering a higher percentage of current-season merchandise similar to that carried by traditional department and fine specialty stores. The breadth and depth of assortments of this merchandise offered by K&G also distinguishes the Company from off-price competitors. The Company occasionally offers focused assortments of close-out goods, but does not offer factory seconds or irregular merchandise.

  K&G stores stock approximately 18,000 different stockkeeping units ("SKUs") in the following categories: tailored clothing, casual sportswear, dress furnishings and footwear and accessories. The Company's success depends in part on its ability to anticipate and respond to changing merchandise trends and consumer demands in a timely manner. Accordingly, any failure by the Company to identify and respond to emerging trends could adversely affect consumer acceptance of K&G's merchandise, which in turn could adversely affect the Company's results of operations. The following reflects the percentage of the Company's net sales by major merchandise category for the periods indicated:

                                             FISCAL 1995 FISCAL 1996 FISCAL 1997
                                             ----------- ----------- -----------
   Tailored clothing........................    42.6%       43.1%       42.5%
   Casual sportswear........................    29.2        28.3        27.2
   Dress furnishings........................    17.0        16.0        16.3
   Footwear and accessories.................    11.2        12.6        14.0

  Tailored clothing, the Company's largest category as a percentage of net sales, consists of in-depth presentations of suits, sportcoats and dress slacks. K&G maintains up to 9,300 suits per store. Recognizing the trend toward casual dressing in the workplace, K&G entered the casual sportswear business in 1991, and now carries a broad selection of mostly branded sportswear in its stores. In addition, the Company's footwear department has been increasing as a percentage of net sales over the past three years.

  Pricing. K&G's pricing strategy is to enhance customer value by offering everyday low prices (typically 30% to 70% below retail prices charged by traditional department and fine specialty stores) achieved by minimizing the mark-up added to its merchandise. This pricing strategy is designed to drive sales volume and generate high inventory turnover, and contrasts distinctly with the pricing strategies of department and specialty stores. These stores typically add a substantial mark-up to their merchandise when it first appears on the selling floor, and then later sell the goods at a promotional price that still typically exceeds K&G's everyday low price. K&G affixes a ticket to each item that lists the suggested retail price of the item and then lists the Company's everyday low price. For example, the Company's suits are typically priced between $99.90 and $179.90 and have comparable suggested retail prices between $300.00 and $500.00. Most of the suits sold by the Company are 100% wool fabric. K&G sells 100% silk ties for $7.90 and 100% cotton button-down pinpoint oxford dress shirts for $19.90. The Company's other merchandise categories exhibit similar values. For example, the Company's long-sleeve casual shirts are typically priced between $14.90 and $29.90 and have comparable suggested retail prices between $30.00 and $60.00.

  Merchandise Presentation. Each element of store layout and merchandise presentation is designed to reinforce K&G's merchandising strategy, which is to provide unparalleled selection and assortment in each category. For example, the visual centerpiece of each store is the "Miracle Mile," a length-of-the-store center aisle in two to three rows consisting of a series of tables of value-priced casual wear. K&G stocks the Miracle Mile with abundant quantities of high-quality casual attire, most of which is branded. Management believes that its suit presentation, combined with the Miracle Mile, graphically illustrates, from the moment a customer enters the store, the quality, value and depth of selection of the Company's merchandise. In addition, the Company seeks to make its stores "customer-friendly" by utilizing store signage and merchandise groupings in a manner that facilitates the customer's selection of merchandise.

THE K&G SUPERSTORE

  Warehouse Format. The K&G superstore is designed to project a no-frills, value-oriented, warehouse atmosphere. K&G groups its merchandise by menswear categories and in each category by size, color, style and fit to facilitate ease of identification by the customer. The Company typically occupies existing warehouse space requiring minimal leasehold improvements and fixtures, thereby allowing each store to have its own look and feel. K&G's prototypical superstore is approximately 15,000 to 20,000 gross square feet with fitting rooms and convenient check-out, customer service and tailoring areas. K&G's stores are organized to convey the impression of a dominant assortment of first-quality merchandise at significant savings. The Company seeks to create excitement in its stores through store layout and the continuous flow of new merchandise.

  Site Selection. In determining where to open stores, the Company evaluates potential rental obligations, site visibility and access, parking availability, building specifications, detailed demographic information (including among other factors, data relating to income and education levels, age and occupation), existing and potential competitors and the number of K&G stores that the market can support.

  Store Operations. All of the functions that are central to the Company's operating strategy, including purchasing, pricing, store layout and advertising, are controlled from corporate headquarters rather than at the individual store level. The Vice President of Store Operations, three regional managers and the individual store managers are responsible for managing the stores' operations. K&G intends to hire additional regional managers as it increases its number of stores. Store managers are responsible for receiving and stocking store merchandise according to corporate guidelines and for hiring and supervising store employees. Store managers currently participate in an incentive-based compensation program based on individual store performance.

  Each store manager is responsible for training store employees. The store is typically staffed with a store manager, assistant manager, receiving manager and other employees who serve as customer service, suit sales personnel, folders (individuals who straighten the store merchandise) and cashiers.

  Weekend-Only Hours. K&G stores generally are open on Fridays, Saturdays and Sundays only (typically for a total of 24 hours each week), except for a limited number of Monday holidays and an expanded schedule for the holiday season when the store is open every day. To date, the Company has not experienced any material changes in its distribution or personnel arrangements as a result of the expansion of its stores' hours during the holiday season. The weekend-only format reduces overhead and personnel costs and enhances inventory turns by allowing vendors to drop-ship most merchandise directly to the Company's stores, enabling the Company to replenish its inventory more rapidly and efficiently.

PURCHASING AND DISTRIBUTION

  K&G purchases merchandise from approximately 250 vendors. The Company enjoys long-standing working relationships with many of these vendors, creating a continuity of buying opportunities for first-quality, current-season merchandise. To foster these relationships and buying opportunities, K&G does not request markdown allowances, avoids merchandise returns (except for damaged or non-conforming goods) and buys in large volumes. The Company does not have long-term or exclusive contracts with any of its vendors. A disruption of vendor relationships could adversely affect the Company's business. Although management believes that the Company's relations with its vendors currently are satisfactory and that the Company currently has adequate sources of brand name and private label merchandise, there can be no assurance that the Company will be able to acquire such merchandise in the future. In fiscal 1997, no more than 9.95% of K&G's purchases were from any single vendor. The Company has recently initiated a direct sourcing program to purchase portions of its tailored clothing directly from manufacturers located in foreign countries.

  The Company utilizes several purchasing strategies to provide its customers with a consistent selection of first-quality, current-season men's apparel at value prices. K&G typically commits to purchase only a portion of its merchandise in advance of the selling season, unlike traditional department and fine specialty stores, which typically purchase substantially all of their merchandise in advance. This allows the Company to take advantage of in-season buying opportunities and react more quickly to customer buying trends, although as the Company's store base grows, the percentage of opportunistic, in-season purchases made by the Company may decrease. The Company's management information systems enable it to order merchandise on a store-by-store basis, reinforcing its buying staff's ability to respond quickly to customer buying trends by re-stocking better selling items and clearing out, through markdowns, those items not meeting predetermined sales goals. Finally, the buying staff receives store and SKU sales information on the Monday immediately following each weekend selling period, further facilitating quick response to sales trends. Approximately 25% of the Company's merchandise purchases are currently ordered through an automatic replenishment system that utilizes model stock levels by store for certain basic categories.

  The Company's buying staff is headed by the General Merchandising Manager, who is supported by the President and four buyers. The buying staff consists of individuals with an average of more than 20 years of retail buying experience.

  The Company does not utilize a distribution center, but rather requires its vendors to drop-ship most merchandise directly to each store. This system eliminates the time and expense of handling merchandise twice, enhances the timeliness of the Company's merchandise offerings, reduces corporate overhead and assists the Company in generating high inventory turns.

CUSTOMER SERVICE

  The Company has designed its stores to allow customers to select and purchase apparel by themselves. For example, each merchandise category is clearly marked and organized by size and color, and the Company's suits are specially tagged "Double-Breasted," "Three Button," "Athletic Fit," etc., as a means of further assisting customers to easily select their styles and fits. The Company's employees assist customers with merchandise selection, including correct sizing. K&G also is willing to exchange merchandise or give refunds for unaltered merchandise.

  The Company regularly surveys its customers to determine their concerns and acts in response to such surveys to improve store operations and customer service. Through effective use of the Company's state-of-the-art management information systems, which management utilizes to analyze sales and merchandise trends, the Company seeks to enhance customer service by having stores well-stocked with the best-selling merchandise each time the customer visits. Every store has an on-premises alterations area. Certain alterations, such as pant cuffs, can be completed on an as-you-wait basis. Other alterations are typically finished in one week.

ADVERTISING

  The Company's annual advertising expenditures are relatively low compared to other major retailers. Advertising expenditures were $2.0 million, $3.5 million and $4.2 million in fiscal 1995, fiscal 1996 and fiscal 1997, or 3.3%, 3.9% and 3.8% of net sales, respectively. K&G allocates the majority of its advertising budget to newspaper and radio advertising. The Company recently utilized television advertising for its Houston and Charlotte openings and intends to utilize television in more of its store openings. The Company typically advertises heavily in a new store market during its first year of operation in that market. While the Company does not advertise the brand names of the men's apparel that it sells, its advertisements feature the "fabric integrity" of its merchandise, the quantities of merchandise available in various categories and the price points for K&G's merchandise as compared to the suggested retail price. These advertisements are designed to ensure that K&G's customers recognize the quality, broad selection and everyday low prices of the Company's merchandise.

  Management believes that the Company enjoys substantial word-of-mouth publicity from its existing customer base, and the Company believes that such publicity is an integral component of the Company's ability to attract new customers in markets where the Company has existing stores.

MANAGEMENT INFORMATION SYSTEMS

  The Company's merchandising, financial reporting and in-store activities are currently supported by fully-integrated, point-of-sale inventory and management information systems. These systems rely on a client-server network which includes a cluster of IBM RS 6000 and Compaq database and application servers. These systems allow management to monitor inventory and store operations on a daily basis. The inventory management system is capable of reporting product information, such as style, fabric, vendor lot, model number, size and color. All merchandise is bar-coded and scanned at the point-of-sale, and the Company utilizes scanners at the receiving level to enhance its ability to purchase, track and receive merchandise.

  The Company has completed a preliminary evaluation of its management information systems to determine their readiness in terms of Year 2000 issues, and has determined that its point-of-sale cash register systems are the only application that will require significant modification in order to be Year 2000 ready. The Company has developed a plan to replace its current registers with a new PC-based register system. The cost to purchase and implement these systems is estimated to total approximately $1.5 million. These registers are scheduled to be fully implemented and operational at all store locations prior to December 31, 1999. Management does not believe that the cost to modify any of K&G's other systems to be Year 2000 ready will be material to the Company's financial condition or results of operations. However, the Company currently does not have any information concerning the Year 2000 readiness of its suppliers or other third parties with which the Company conducts business, and in the event that any of its significant suppliers or other third parties with which the Company conducts business do not successfully and timely achieve Year 2000 readiness, the Company's business or operations could be adversely affected.

PROPERTIES

  The Company currently leases all of its store locations. Management believes that the Company's operating history and its ability to generate substantial customer traffic give it significant leverage when negotiating lease terms. Most of the Company's leases provide for fixed rents, subject to periodic adjustments. Although K&G has not purchased any real estate to date, it may explore purchasing the real estate of established stores in the future.

  The Company's stores average 17,543 gross square feet and range in size from 12,000 to 30,000 gross square feet. The Company's prototype store is a 15,000 to 20,000 square feet prototype store. Store leases typically have terms to maturity of five to ten years.

  The Company leases approximately 100,000 gross square feet of space at its corporate headquarters in Atlanta, which includes one of its Atlanta stores, executive offices and warehouse space.

COMPETITION

  The market for menswear is highly fragmented and competitive. The Company faces intense competition for customers and for access to quality merchandise from traditional department stores, fine specialty stores and off-price retail chains, including other retailers that have developed their own menswear superstore formats. The expansion of the Company's business has brought it into more direct competition with other superstore or three-day men's retailers. Many of these competitors are national or regional chains that have substantially greater resources than the Company.

  The principal competitive factors in the retail apparel industry are merchandise assortment, presentation and quality, price, value, customer service, relationships with vendors and store location. Management believes that the Company is well-positioned to compete on the basis of each of these factors.

EMPLOYEES

  At February 1, 1998, the Company's work force consisted of approximately 172 full-time and 297 part-time employees. Employment levels vary during the year and peak during the holiday selling season.

TRADEMARKS

  The Company owns the federally registered trademark MenSmart. The Company's stores are operated under the tradenames K&G Men's Center, K&G MenSmart, T&C Men's Center, T&C MenSmart and MenSmart.

LEGAL PROCEEDINGS

  On June 4, 1998, an employee of the Company filed a complaint in California Superior Court against the Company and certain officers and directors of the Company relating to the plaintiff's employment relationship with the Company. The several causes of action stated in the complaint relate primarily to an alleged employment agreement between the plaintiff and the Company and the Company's alleged breach thereof. The plaintiff is seeking approximately $10 million plus punitive damages. The Company believes that it has valid defenses to the plaintiff's claims and intends to vigorously defend the complaint. The Company does not believe that the ultimate outcome of the legal proceeding will materially affect the Company's results of operations or financial condition. No assurance can be given, however, regarding the risk or range of possible loss to the Company, if any.

  The Company is not a party to any other material pending litigation.

                                  MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

  The executive officers and directors of the Company, as well as certain key employees, and their ages as of May 30, 1998, are as follows:

NAME                       AGE                     POSITION
----                       ---                     --------
Stephen H. Greenspan.....   57 Chairman of the Board, President and Chief
                                Executive Officer
John C. Dancu............   38 Chief Operating Officer, Chief Financial Officer
                                and Director
Martin Schwartz..........   56 Senior Vice President and General Merchandising
                                Manager
George ("Skip") H.          49
 Briggs(1)...............      Vice President of Store Operations
R. Scott Saban...........   32 Vice President of Management Information Systems
                                and Store Construction
Phyllis Slutzky(1).......   52 Vice President of Marketing
Bradley M. Bell(1).......   31 Vice President of Finance and Corporate
                               Controller
Donald W. Burton.........   54 Director
James W. Inglis..........   54 Director
Campbell B. Lanier, III..   47 Director
W. Paul Ruben............   57 Director and Secretary

--------
(1) Each of these persons is a significant employee, but not an executive officer, of the Company.

  STEPHEN H. GREENSPAN founded the Company in December 1989, and has served as its Chairman of the Board, President and Chief Executive Officer since the Company's incorporation. He has more than 30 years of experience in the apparel industry. In addition to owning and operating K&G and other apparel retailers, during his career as an entrepreneur in the apparel industry, Mr. Greenspan has owned and operated companies that liquidated the remaining merchandise of failing retail businesses, and he has also served as a manufacturer's representative for various apparel lines.

  JOHN C. DANCU has served as Chief Financial Officer of the Company since March 1995. Effective March 1997, he became the Company's Chief Operating Officer and a Director of the Company. Prior to joining the Company, from May 1986 to March 1995, Mr. Dancu was an investment banker in the corporate finance department of The Robinson-Humphrey Company, Inc., ultimately serving as a First Vice President. In this capacity, Mr. Dancu was involved in numerous public and private financings and merger and acquisition transactions involving companies in the retail industry.

  MARTIN SCHWARTZ has served as K&G's General Merchandising Manager since he joined the Company in February 1991. Effective January 1996, he assumed the additional title of Senior Vice President. Prior to joining the Company, from October 1986 to January 1991, Mr. Schwartz served as Senior Vice President, General Merchandising Manager--Merchandising and Marketing for a division of Woolworth & Co., and from May 1984 to September 1986, he served as Vice President and General Merchandise Manager for the menswear and children's departments of Montgomery Ward. Mr. Schwartz has over 30 years of experience in the retail industry, and has also served in various merchandising capacities with Dayton Hudson, Macy's, Federated and Rich's.

  GEORGE ("SKIP") H. BRIGGS has served as K&G's Vice President of Store Operations since he joined the Company in March 1998. Prior to joining the Company, from May 1995 to March 1998, Mr. Briggs served as a Management Consultant for The Strategic Initiatives Group and KMR Management, Inc. From 1993 to 1995, he served as a Vice President and later as Senior Vice President Store Operations for Jos. A. Bank Clothiers. From 1979 to 1993 Mr. Briggs was President/CEO of G. Briggs, a chain of men's and women's off-price apparel stores. Mr. Briggs has 29 years of retail experience in merchandising, marketing and operations capacities.

  R. SCOTT SABAN assumed the title and responsibilities of Vice President of Management Information Systems and Store Construction in April 1998. Prior to this, he served as the Company's Vice President, Operations and Information Systems from January 1995 to April 1998. Prior to January 1995, Mr. Saban served as the Company's Management Information Systems Director and as an Assistant Store Manager. Mr. Saban is the son-in-law of Mr. Greenspan.

  PHYLLIS SLUTZKY has served as K&G's Vice President of Marketing since joining the Company in May 1997. Prior to joining the Company, from 1990 to 1997, she served as Senior Manager, Advertising & Marketing for Uptons. From 1980 to 1997, Ms. Slutzky served as Corporate Vice President of Sales Promotions, Fashion and Publicity for D.H. Holmes, a chain of full line department stores.

  BRADLEY M. BELL has served as K&G's Corporate Controller since joining the Company in April 1996. Effective June 1998, Mr. Bell assumed the additional title and responsibilities of Vice President of Finance. Prior to joining the Company, from 1995 to 1996, he served as Director of Accounting for Turner Home Entertainment, a division of Turner Broadcasting Systems, Inc. From 1994 to 1995, Mr. Bell served as the Assistant Controller for Petstuff, Inc., a pet supply retailer with 52 superstore locations. Mr. Bell began his professional career with Deloitte & Touche, LLP in the firm's audit practice. In this capacity, Mr. Bell specialized in the retail industry. Mr. Bell is also a certified public accountant.

  DONALD W. BURTON has been a director of the Company since August 1997. Since 1981, Mr. Burton has served as Chairman and Managing General Partner of South Atlantic Venture Funds. Mr. Burton has been the general partner of The Burton Partnership, Limited Partnership since January 1979. Mr. Burton serves on the board of directors of ITCDeltaCom, Inc., which provides retail and wholesale telecommunication services; KNOLOGY Holdings, Inc., a broadband communications services company; Powertel, Inc., a personal communications services company; MTL Inc., a tank truck carrier company; The Heritage Group of Mutual Funds and several private companies. Mr. Burton also serves as a director of the National Venture Capital Association. Prior to founding the South Atlantic Venture Funds, Mr. Burton was a General Partner of Fidelity Ventures, Limited, Boston, Massachusetts. See "Principal and Selling Shareholders."

  JAMES W. INGLIS has been a director of the Company since March 1997. Mr. Inglis is currently an independent business consultant. From 1996 to 1998, Mr. Inglis served as the Chief Operating Officer, Senior Vice Present and a director of The Maxim Group, a publicly-held retailer of floor coverings. From 1983 to 1996, Mr. Inglis served in various capacities with The Home Depot, Inc., including most recently as its Executive Vice President of Strategic Development and as a member of its board of directors.

  CAMPBELL B. LANIER, III has served as a Director of the Company since May 1995. Mr. Lanier serves as Chairman of the Board and Chief Executive Officer of ITC Holding Company, Inc. ("ITC Holding") and has served as a director of ITC Holding (or its predecessor companies) since the company's inception in 1985. In addition, Mr. Lanier is an officer and director of several ITC Holding subsidiaries. Mr. Lanier also is a director of Innotrac Corporation, which provides customized, technology-based marketing support services; Chairman of the Board and a director of ITCDeltaCom, Inc., which provides retail and wholesale telecommunications services; a director of KNOLOGY Holdings, Inc., a broadband communications services company; a director of MindSpring Enterprises, Inc., an Internet access provider; a director of National Vision Associates, Ltd., a full service optical retailer; and a director of Powertel, Inc., a personal communications services company. Mr. Lanier also is a special limited partner in the South Atlantic Venture Fund II, Limited Partnership and South Atlantic Venture Fund III, Limited Partnership, and he is a Managing Director of South Atlantic Private Equity Fund IV, Limited Partnership. See "Principal and Selling Shareholders."

  W. PAUL RUBEN has been a Director and Secretary of the Company since its incorporation in June 1990. Mr. Ruben is primarily a private investor.

                      PRINCIPAL AND SELLING SHAREHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of the Common Stock of the Company as of May 3, 1998 (prior to this offering), the number of shares being offered and the beneficial ownership of the Common Stock of the Company upon consummation of the offering. The information is provided with respect to (i) each person who is known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) each of the Selling Shareholders, (iii) each director of the Company, (iv) each executive officer, and (v) all of the directors and executive officers of the Company as a group (8 persons). Except as otherwise indicated by footnote, the named person has sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned. An asterisk indicates beneficial ownership of less than 1% of the Common Stock outstanding.

                          SHARES BENEFICIALLY               SHARES BENEFICIALLY
                              OWNED PRIOR                       OWNED AFTER
                              TO OFFERING          SHARES        OFFERING
                          -----------------------   BEING   -----------------------
NAME                        NUMBER     PERCENT     OFFERED    NUMBER     PERCENT
----                      ------------ ---------- --------- ------------ ----------
SELLING SHAREHOLDERS
South Atlantic Venture
 Fund III, Limited
 Partnership(1).........       914,737      9.0%    914,737          --       --
ITC Holding Company(2)..        98,655        *      50,000       48,655        *
Fowler Family Limited
 Partnership(3).........        75,000        *      25,000       50,000        *
EXECUTIVE OFFICERS AND
 DIRECTORS
Stephen H.
 Greenspan(3)(4)........     1,681,162     16.6%    330,000    1,351,162     13.2%
W. Paul Ruben(3)(5).....       897,005      8.8%    180,000      717,005      7.0%
Martin Schwartz(3)......       313,401      3.1%     62,000      251,401      2.5%
John C. Dancu(6)........       277,893      2.7%        --       277,893      2.7%
R. Scott Saban..........           899        *         --           899        *
James W. Inglis.........        11,400        *         --        11,400        *
Campbell B. Lanier,
 III(7).................        98,655        *      50,000       48,655        *
Donald W. Burton(8).....       962,362      9.5%    914,737       47,625        *
Directors and executive
 officers as a group (8
 persons)...............     3,988,404     39.2%  1,536,737    2,451,667     23.9%
OTHER SHAREHOLDERS
Northwestern Mutual Life
 Insurance Company(9)...       851,100      8.4%        --       851,100      8.3%

--------
(1) The business address of South Atlantic Venture Fund III, Limited Partnership ("South Atlantic") is 614 West Bay Street, Tampa, Florida 33606-2704.
(2) The business address of ITC Holding Company ("ITC") is 1239 OG Skinner Drive, P.O. Box 510, West Point, Georgia 31833.
(3) The business address of the named selling shareholder is that of the Company, 1225 Chattahoochee Avenue, N.W., Atlanta, Georgia 30318-9958.
(4) Includes 984,375 shares (9.7% of the amount outstanding prior to the offering) owned of record by The Greenspan Family Limited Partnership, of which Mr. Greenspan is a general partner. Of the shares being offered hereby, 110,000 shares are being offered by such limited partnership and 220,000 shares are being offered individually by Mr. Greenspan.
(5) Includes 763,590 shares (7.5% of the amount outstanding prior to the offering) owned of record by The Ruben Family Limited Partnership, of which Mr. Ruben is a general partner. All of the shares being offered hereby are owned of record by such limited partnership.
(6) Includes 23,520 shares owned directly by Mr. Dancu and 254,373 shares subject to options held by him to purchase outstanding shares of Common Stock. Mr. Dancu's options were granted to him by existing shareholders, and relate to shares held by various shareholders, including shareholders identified above.
(7) All of the indicated shares are owned of record by ITC, with which Mr. Lanier is affiliated.
(8) Of the shares indicated, 914,737 are owned of record by South Atlantic, with which Mr. Burton is affiliated, and 47,625 are owned of record by The Burton Partnership, Limited Partnership, of which Mr. Burton is a general partner.
(9) The business address of the named shareholder is 720 E. Wisconsin Avenue, Milwaukee, Wisconsin 53203.

                        SHARES ELIGIBLE FOR FUTURE SALE

  The Common Stock of the Company is quoted on the Nasdaq National Market under the symbol "MENS." Sales of substantial amounts of shares in the public market or their availability for sale could adversely affect prevailing market prices of the Common Stock and make it more difficult for the Company to sell equity securities in the future at a time and price which is deemed appropriate.

  Upon completion of this offering, the Company will have 10,230,683 shares of Common Stock outstanding and 542,131 shares of Common Stock reserved for issuance upon exercise of outstanding stock options. Of these shares, all of the 1,650,000 shares sold in this offering (1,897,500 if the Underwriters' over-allotment option is exercised in full) will be freely tradable without restriction or further registration under the Securities Act, unless purchased by an "affiliate" of the Company as such term is defined in Rule 144 described below. Of the remaining 8,580,683 shares, 2,428,042 shares are held by persons deemed "affiliates" of the Company as such term is defined in Rule 144. Such shares held by affiliates may not be sold except in compliance with the registration requirements of the Securities Act or pursuant to an exemption from registration, such as the exemption provided by Rule 144 under the Securities Act. Shares held by executive officers, directors and the Selling Shareholders are subject to a lock-up agreement that does not permit their resale prior to 90 days from the date of this Prospectus without the prior consent of the Underwriters and thereafter may be sold subject to the limitations of Rule 144.

  In general, Rule 144 as currently in effect allows a shareholder (except persons who may be deemed "affiliates" of the Company under Rule 144) who has beneficially owned restricted shares for at least one year to sell a number of shares within any three-month period that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock (102,307 shares after giving effect to this offering) or (ii) the average weekly trading volume in the Common Stock during the four calendar weeks immediately preceding such sale. Sales under Rule 144 are also subject to certain requirements as to the manner and notice of sale and the availability of public information about the Company. A shareholder (or shareholder whose shares are aggregated) who is not an "affiliate" of the Company at any time during the 90 days immediately preceding a sale, and who has beneficially owned his shares for at least two years (as computed under Rule 144), is entitled to sell shares under Rule 144 without regard to the volume and manner of sale limitations described above. Shares properly sold in reliance upon Rule 144 to persons who are not "affiliates" are thereafter freely tradable without restriction or registration under the Securities Act. The Company is unable to predict the effect that sales made under Rule 144, pursuant to future registration statements or otherwise, may have on the then prevailing market price for the shares of Common Stock. Nevertheless, sales of a substantial amount of Common Stock in the public market, or a perception that such sales could occur, could adversely affect market prices for the Common Stock.

                                 UNDERWRITING

  The Underwriters named below have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement, to purchase from the Company and the Selling Shareholders the number of shares of Common Stock indicated below opposite their respective names at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of the shares if they purchase any.

                                                                       NUMBER
                UNDERWRITERS                                          OF SHARES
                ------------                                          ---------
   NationsBanc Montgomery Securities LLC.............................
   The Robinson-Humphrey Company, LLC................................
   J.C. Bradford & Co. ..............................................
                                                                      ---------
     Total........................................................... 1,650,000
                                                                      =========

  The Underwriters have advised the Company and the Selling Shareholders that the Underwriters propose initially to offer the Common Stock to the public on the terms set forth on the cover page of this Prospectus. The underwriters may allow to selected dealers a concession of not more than $ per share; and the Underwriters may allow, and such dealers may reallow, a concession of not more
than $   per share to certain other dealers. After the public offering, the offering price and other selling terms may be changed by the Underwriters. The Common Stock is offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or in part.

  The Seller Shareholders have granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 247,500 additional shares of Common Stock to cover over-allotments, if any, at the same price per share as the initial shares to be purchased by the Underwriters. To the extent that the Underwriters exercise this option, the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with this offering.

  The Underwriting Agreement provides that the Company and the Selling Shareholders will indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

  All of the Selling Shareholders have agreed, subject to certain limited exceptions, not to offer, sell or otherwise dispose, directly or indirectly, of any shares of Common Stock of the Company for a period of 90 days after the date of this Prospectus, without the prior written consent of NationsBanc Montgomery Securities LLC, as representative of the Underwriters. The Company has agreed not to offer, sell or otherwise dispose of, directly or indirectly, any shares of Common Stock of the Company for a period of 90 days after the date of this Prospectus, without the prior written consent of NationsBanc Montgomery Securities LLC, as representative of the Underwriters, except that the Company, without such consent, may grant options or issue Common Stock upon exercise of new or outstanding options pursuant to the Company's existing stock option plans.

  Certain persons participating in this offering are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock. If the Underwriters create a short position in the Common Stock in connection with the offering, i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus, the Underwriters may reduce that short position by purchasing Common Stock in the open market. The Underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

  In general, purchases of Common Stock for the purpose of stabilization or to reduce a short position could cause the price of the Common Stock to be higher than it might be in the absence of such purchases. Neither the Company nor any of the Underwriters makes any representation or predictions as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

  Certain statements under the captions "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and certain other statements contained or incorporated by reference in this Prospectus constitute "forward-looking statements" within the meaning of the Reform Act. When used herein, the words "anticipates," "intends," "plans," "believes," "estimates," "expects" and similar expressions are intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties, and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, (i) the youth of the Company's store base; (ii) risks related to the Company's expansion strategy; (iii) potential inability to sustain comparable store sales growth; (iv) merchandise and market trends; (v) vendor relationships; (vi) reliance on key personnel and
(vii) the impact of economic conditions. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, the factors discussed throughout this Prospectus, and particularly those set forth herein under "Risk Factors." The risk factors described herein could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements of the Company made by or on behalf of the Company and, therefore, investors should not place undue reliance on any such forward-looking statements. Further, any forward-looking-statement speaks only as of the date on which such statement is made, and the Company undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors. Further, management cannot assess the impact of each such factor on the Company's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby will be passed upon for the Company and the Selling Shareholders by Hunton & Williams, Atlanta, Georgia, and certain legal matters will be passed upon for the Underwriters by Troutman Sanders LLP, Atlanta, Georgia.

                                    EXPERTS

  The consolidated financial statements of K&G Men's Center, Inc. as of and for the years ended January 28, 1996, February 2, 1997 and February 1, 1998, incorporated by reference in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference in reliance upon the authority of said firm as experts in giving said reports.

                            ADDITIONAL INFORMATION

  The Company has filed a Registration Statement on Form S-3 under the Securities Act with the Securities and Exchange Commission (the "Commission") with respect to the shares offered by this Prospectus. This

Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained herein concerning the provisions of any documents are not necessarily complete and, in each instance, reference is made to the copy of such documents filed as an exhibit to the Registration Statement, and each such statement shall be deemed qualified in its entirety by such reference.

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Commission. A copy of the reports and other information filed by the Company in accordance with Exchange Act may be inspected without charge at the offices of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and will also be available for inspection and copying at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York, 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois, 60661-2511. Copies of such material may also be obtained from the Public Records Section of the Commission, Washington, D.C. 20549, upon payment of the fees prescribed by the Commission. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission with a Web site address of http://www.sec.gov. Such reports, proxy statements and other information concerning the Company are also available for inspection at the offices of the Nasdaq National Market, Reports Section, 735 K Street, N.W., Washington, D.C. 20006.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by the Company with the Commission (Commission File No. 0-27348) are incorporated herein by reference: (i) the Company's Annual Report on Form 10-K for the year ended February 1, 1998, (ii) the Company's Quarterly Report on Form 10-Q for the quarter ended May 3, 1998, and
(iii) the Company's Registration Statement on Form 8-A filed December 5, 1995, registering the Company's Common Stock under Section 12(g) of the Exchange Act. All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering of the Common Stock registered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statements contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statements. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The Company will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference into this Prospectus (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Request for such copies should be directed to Bradley M. Bell, Vice President of Finance and Corporate Controller, at K&G Men's Center, Inc., 1225 Chattahoochee Avenue, N.W., Atlanta, Georgia 30318, (404) 351-7987.

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--------------------------------------------------------------------------------

  No dealer, sales representative, or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company, by any Selling Shareholder or by the Underwriters. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered hereby by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

                              ------------------

                               TABLE OF CONTENTS

                              ------------------

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   7
Use of Proceeds..........................................................  11
Price Range of Common Stock..............................................  11
Dividend Policy..........................................................  11
Capitalization...........................................................  12
Selected Consolidated Financial Data.....................................  13
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  15
Business.................................................................  20
Management...............................................................  27
Principal and Selling Shareholders.......................................  29
Shares Eligible for Future Sale..........................................  30
Underwriting.............................................................  31
Special Note Regarding Forward-Looking Statements........................  32
Legal Matters............................................................  32
Experts..................................................................  32
Additional Information...................................................  32
Incorporation of Certain Documents by Reference..........................  33

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                1,650,000 SHARES
                 [LOGO OF K&G MEN'S CENTER, INC. APPEARS HERE]

                                  COMMON STOCK

                                  -----------

                                   PROSPECTUS

                                  -----------

                             NationsBanc Montgomery
                                 Securities LLC

                         The Robinson-Humphrey Company

                              J.C. Bradford & Co.

                                  June  , 1998

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

      Registration fee to Securities and Exchange Commission.......... $ 13,785
      National Association of Securities Dealers, Inc. filing fee.....    5,173
      NASDAQ National Market Listing fee..............................   17,500
      Transfer Agent's and Registrar's fees...........................    5,000
      Printing and engraving costs....................................   40,000
      Accounting fees and expenses....................................    8,000
      Legal fees and expenses.........................................   45,000
      Miscellaneous expenses..........................................   30,542
                                                                       --------
        Total......................................................... $165,000
                                                                       ========

  The foregoing items, except for the registration fee to the Securities and Exchange Commission, are estimated. The Company has agreed to bear all expenses in connection with the registration of the Shares being offered.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The Registrant's Articles of Incorporation provide that directors and officers of the Registrant will be indemnified by the Registrant to the fullest extent authorized by Georgia law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with service for or on behalf of the Registrant. The Company has entered into a form of Indemnification Agreement consistent with this provision with all of the Company's directors and executive officers named in the Registration Statement of which this Prospectus is a part. The rights of directors and officers to indemnification is not exclusive of any other right now possessed or hereafter acquired under any statute, agreement or otherwise.

  The Registrant's Articles of Incorporation provide that directors of the Registrant will not be personally liable for monetary damages to the Registrant for certain breaches of their fiduciary duty as directors, except for (i) for any appropriation, in violation of his duties, of any business opportunity of the Company, (ii) for acts or omissions that involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases and
(iv) for any transaction from which the director derives an improper personal benefit. In appropriate circumstances, equitable remedies or non-monetary relief, such as an injunction, will remain available to a shareholder seeking redress from any such violation. In addition, the provision applies only to claims against a director arising out of his role as a director and not in any other capacity (such as an officer or employee of the Registrant).

ITEM 16. EXHIBITS.

    1.1+  Form of Underwriting Agreement.
    3.1+  Articles of Amendment to the Amended and Restated Articles of
          Incorporation of the Company.
    4.1*  Form of certificate representing shares of the Registrant's Common
          Stock.
    4.2*  See Exhibits 3.1 and 3.2 for provisions of the Amended and Restated
          Articles of Incorporation and By-laws of the Registrant defining rights of holders of Common Stock of the Registrant.
    5.1+ Legal opinion of Hunton & Williams regarding legality of securities being registered.
   23.1++ Consent of Arthur Andersen LLP.
   23.2+  Consent of Hunton & Williams (included in Exhibit 5.1).
   24.1++ Power of Attorney.

--------
  * Incorporated by reference to exhibit of the same number in the Form S-1 Registration Statement of the Registrant (Registration No. 33-80025).

  +Filed herewith.
  ++Previously filed.

ITEM 17. UNDERTAKINGS.

  The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction to the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering hereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS AMENDMENT NO. 2 TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF ATLANTA, STATE OF GEORGIA ON THE 25TH DAY OF JUNE, 1998.

                                          K&G Men's Center, Inc.

                                                  /s/Stephen H. Greenspan
                                          By: _________________________________
                                                   Stephen H. Greenspan
                                               Chairman, President and Chief
                                                     Executive Officer

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS AMENDMENT NO. 2 TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON JUNE 25, 1998.

              SIGNATURE                                 TITLE

       /s/Stephen H. Greenspan            Chairman of the Board, President and
-------------------------------------      Chief Executive Officer (principal
        STEPHEN H. GREENSPAN               executive officer)

          /s/John C. Dancu                Chief Operating Officer, Chief
-------------------------------------      Financial Officer (principal
            JOHN C. DANCU                  financial and accounting officer),
                                           Assistant Secretary and Director

      Campbell B. Lanier, III*            Director
-------------------------------------
       CAMPBELL B. LANIER, III

          Donald W. Burton*               Director
-------------------------------------
          DONALD W. BURTON

           W. Paul Ruben*                 Director
-------------------------------------
            W. PAUL RUBEN

          James W. Inglis*                Director
-------------------------------------
           JAMES W. INGLIS

          /s/John C. Dancu
*By:_________________________________
           JOHN C. DANCU,
         AS ATTORNEY-IN-FACT

                                 EXHIBIT INDEX

  1.1+  Form of Underwriting Agreement.
  3.1+  Articles of Amendment to the Amended and Restated Articles of
        Incorporation of the Company.
  4.1*  Form of certificate representing shares of the Registrant's Common
        Stock.
  4.2*  See Exhibits 3.1 and 3.2 for provisions of the Amended and Restated
        Articles of Incorporation and By-laws of the Registrant defining rights of holders of Common Stock of the Registrant.
  5.1+ Legal opinion of Hunton & Williams regarding legality of securities being registered.
 23.1++ Consent of Arthur Andersen LLP.
 23.2+  Consent of Hunton & Williams (included in Exhibit 5.1).
 24.1++ Power of Attorney.

--------
* Incorporated by reference to exhibit of the same number in the Form S-1 Registration Statement of the Registrant (Registration No. 33-80025).

+Filed herewith.
++Previously filed.